Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

+4420 7519-7000
Fax: +4420 7519-7070
www.skadden.com

August 24, 2010

VIA EDGAR
H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Re:	DRDGold Limited Form 20-F for the fiscal year ended
June 30, 2009 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGold Limited (the “Company”), I refer to the letter dated August 11, 2010 (the “Comment Letter”) from the Staff relating to the Company’s Form 20-F for the fiscal year ended June 30, 2009, and the telephone conversation my colleague, James Marshall, had with Bob Carroll yesterday regarding the Company’s plan for responding to the Comment Letter.  Further to that telephone conversation, this letter confirms that the Company plans to respond to the Staff’s comments no later than September 3, 2010.

Please contact me at +44 20 7519 7183 with any questions.

Sincerely, /s/ James A. McDonald James A. McDonald

cc:	Securities and Exchange Commission
Bob Carroll
Chris White
John Coleman

DRDGold Limited
Craig Barnes
Jacob Hendrik Dissel
Francois van der Westhuizen